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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 August 3, 2005

                         Commission File Number: 0-22346

                                  HOLLINGER INC.
                  (Translation of registrant's name into English)

                                10 TORONTO STREET
                            TORONTO, ONTARIO M5C 2B7
                                    CANADA
                   (Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the  information  contained in this
    Form, the registrant is also thereby furnishing the information to the
               Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                  EXHIBIT LIST



Exhibit            Description
-------            -----------

99.1               Press Release, dated August 1, 2005, regarding Hollinger Inc.
                   Commences Change of Control Offer for Notes.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 3, 2005


                                        HOLLINGER INC.

                                        By  /s/ Randall C. Benson
                                            ------------------------------------
                                            Name:    Randall C. Benson
                                            Title:   Chief Restructuring Officer